Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 6 DATED JUNE 9, 2017
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated February 10, 2017, Supplement No. 3 dated April 14, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 4 dated May 4, 2017, and Supplement No. 5 dated May 22, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of May 2017;
(3)	information regarding the share redemption limit;
(4)	recent real property investments;
(5)	updates to our management; and
(6)	updates to compensation.

OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of May 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 972,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $17.9 million, consisting of approximately 928,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $17.1 million ($7.3 million in W Shares, $9.8 million in A Shares and no I Shares), and approximately 44,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $791,000. As of May 31, 2017, we had accepted investors’ subscriptions for, and issued, approximately 24.3 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $433.6 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of May 2017 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
May 1, 2017	$18.06	$17.89	$18.21
May 2, 2017	$18.04	$17.87	$18.19
May 3, 2017	$18.04	$17.87	$18.19
May 4, 2017	$18.04	$17.86	$18.19
May 5, 2017	$18.04	$17.86	$18.19
May 8, 2017	$18.04	$17.86	$18.19
May 9, 2017	$18.06	$17.89	$18.21
May 10, 2017	$18.06	$17.89	$18.21
May 11, 2017	$18.07	$17.89	$18.22
May 12, 2017	$18.07	$17.89	$18.22
May 15, 2017	$18.07	$17.89	$18.22
May 16, 2017	$18.07	$17.89	$18.22
May 17, 2017	$18.07	$17.89	$18.22
May 18, 2017	$18.07	$17.89	$18.22
May 19, 2017	$18.07	$17.89	$18.22
May 22, 2017	$18.16	$17.98	$18.31
May 23, 2017	$18.16	$17.98	$18.31
May 24, 2017	$18.16	$17.97	$18.31
May 25, 2017	$18.15	$17.97	$18.31
May 26, 2017	$18.15	$17.97	$18.31
May 30, 2017	$18.18	$17.99	$18.33
May 31, 2017	$18.18	$17.99	$18.33
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 89 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of March 31, 2017, our NAV was $352,562,253. As of April 1, 2017, the redemption limit for the quarter ending June 30, 2017 was 10% of our NAV as of March 31, 2017. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of June 1, 2017 has not been reduced below 10% of our NAV as of March 31, 2017.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 19 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 75 of the prospectus, and describes activity that occurred subsequent to the activity as of May 9, 2017 previously disclosed in our prospectus, as supplemented.
As of May 31, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 130 properties, acquired for an aggregate purchase price of approximately $560.8 million, located in 36 states, consisting of six anchored shopping centers, 110 retail properties, 12 industrial and distribution, and two office properties, comprising approximately 3.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between May 10, 2017 and May 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.
Management

The following information supersedes and replaces the table of our executive officers, key personnel and directors beginning on page 101 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus.

Name	Age *	Position(s)
Glenn J. Rufrano	67	Chief executive officer and president and director
Nathan D. DeBacker	37	Chief financial officer and treasurer
Jeffrey R. Smith	34	Vice president of accounting and principal accounting officer **
George N. Fugelsang	76	Independent director and non-executive chairman of the board of directors
Richard J. Lehmann	73	Independent director
Roger D. Snell	61	Independent director
______________________

*	As of May 31, 2017.

**	Non-Executive Officer
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 101 of the prospectus, as supplemented.
Jeffrey R. Smith has served as our vice president of accounting and principal accounting officer since June 2017. Mr. Smith also serves in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT IV, CCIT II, CCIT III, CCPT V	Vice president of accounting and principal accounting officer *	June 2017 — Present
______________________

*	Non-Executive Officer
Prior to his appointment, Mr. Smith served as director of accounting of VEREIT from June 2016 until June 2017. From September 2008 until joining VEREIT in June 2016, Mr. Smith worked as an auditor for the independent public accounting firm of KPMG LLP. Mr. Smith earned his master’s degree in accounting from Brigham Young University and is a Certified Public Accountant.
We do not compensate Mr. Smith for his services as a non-executive officer of our company.
Effective as of June 2, 2017, Christine T. Brown resigned as our vice president of accounting and principal accounting officer and from all positions with other programs sponsored by Cole Capital. Accordingly, all references to Ms. Brown in the prospectus are hereby supplemented with the aforementioned information.

Compensation
The following information supersedes and replaces the section of our prospectus captioned “Compensation of Our Dealer Manager and Other Participating Broker-Dealers” beginning on page 172 of the prospectus.
Compensation of Our Dealer Manager and Other Participating Broker-Dealers
Shares of our common stock are being offered on a “best efforts” basis, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. We have entered into a dealer manager agreement with our dealer manager, pursuant to which it has agreed to use its best efforts to secure purchasers for the shares offered by this prospectus. We may terminate the dealer manager agreement at any time in our sole discretion.
Since the dealer manager is an affiliate of our advisor, the dealer manager is not in a position to make an independent review of us or of this offering. Accordingly, you will have to rely on your own financial intermediary to make an independent review of the terms of this offering. If your financial intermediary conducts an independent review of this offering, and/or engages an independent due diligence reviewer to do so on its behalf, we expect that we will pay or reimburse the expenses associated with such review, which may create conflicts of interest. If your financial intermediary does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering.
We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
Selling Commissions, Volume Discounts, and Asset-Based Dealer Manager Fee and Distribution Fee
We may charge a selling commission on A Shares sold in the primary offering of up to 3.75% of the Offering Price of A Shares, which includes applicable selling commissions. Selling commissions will be deducted directly from the Offering Price and paid to our dealer manager. We will not charge a selling commission on W Shares, I Shares, or on shares of any class sold pursuant to our distribution reinvestment plan. Selling commissions may be waived at the direction of the dealer manager. Our dealer manager will reallow 100% of selling commissions to participating broker-dealers.
Our dealer manager may, from time to time, at the request of certain participating broker-dealers, enter into selected dealer agreements that provide for a reduced or waived selling commission applicable to sales of A Shares through such selected dealer. Any reduction in selling commissions will be accompanied by a corresponding reduction in the per share purchase price for A Shares, but will not affect the net proceeds available to us.
We are offering volume discounts on certain purchases of $150,001 or more of A Shares. The dealer manager and any participating broker-dealers and their registered representatives will be responsible for the proper implementation of any applicable volume discounts. Any reduction in the amount of the selling commissions as a result of volume discounts received may be credited to the purchasers in the form of the issuance of additional shares.
The following table illustrates the various discount levels that may be offered to purchasers for A Shares purchased in the primary offering, with the commission expressed both as a percentage of the Offering Price, as well as NAV per share/net amount invested:

Your Investment	Offering Price	NAV Per A Share/ Net Amount Invested
Up to $150,000	3.75%	3.90%
$150,001 to $500,000	3.25%	3.36%
Over $500,000	3.00%	3.09%
____________________________________

(1)
The total amount of selling commissions, whether expressed as a percentage of Offering Price or NAV per A Share, may be higher or lower than the percentage described in the table above due to rounding. The impact of rounding will vary with the size of the investments and the NAV per A Share.

The volume discount, if any, is applied on an investor/account-specific basis. No “householding” or aggregating purchases for related accounts is permitted. For a simplified example of how the volume discount is calculated, if an investor invests $100,000 in A Shares, the investor would pay $3,750 in selling commissions to purchase 6,416.67 shares, assuming a NAV per A Share of $15.00, and no volume discount would be applied to the purchase. If an investor invests $750,000 in A Shares, the investor would pay $5,625 in selling commissions on the first $150,000 invested, $11,375 in selling commissions on the next $350,000 invested (up to $500,000 of aggregate Offering Price paid), and $7,500 in selling commissions on the remaining

$250,000 invested (up to $750,000 of aggregate Offering Price paid). The investor would therefore pay an aggregate of $24,500 in selling commissions to purchase 48,366.67 shares, assuming a NAV per A Share of $15.00, after applying the volume discount.
We pay our dealer manager an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to (1) 1/365 th of 0.55% of our NAV for W Shares for such day, (2) 1/365 th of 0.55% of our NAV for A Shares for such day and (3) 1/365 th of 0.25% of our NAV for I Shares for such day. At our dealer manager’s discretion it may reallow a portion of the dealer manager fee received on W Shares, A Shares and I Shares to participating broker-dealers. We will cease paying the dealer manager fee, if at the completion of this offering, in the aggregate, underwriting compensation from all sources, including selling commissions, the distribution fee, the dealer manager fee and other underwriting compensation paid by us and our advisor and its affiliates, equals 10% of the gross proceeds from the primary portion of our offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate dealer manager fee.
We pay our dealer manager selling commissions over time as an asset-based distribution fee for A Shares only that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365 th of 0.50% of our NAV for A Shares for such day. At our dealer manager’s discretion it may reallow a portion of the distribution fee to participating broker-dealers. We will not pay a distribution fee on W Shares or I Shares. We will cease paying the distribution fee, if at the completion of this offering, in the aggregate, underwriting compensation from all sources, including selling commissions, the distribution fee, the dealer manager fee and other underwriting compensation paid by us and our advisor and its affiliates, equals 10% of the gross proceeds from the primary portion of our offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution fee. The distribution fee will be paid with respect to ongoing services provided to all of our holders of A Shares by the participating broker-dealer of record, which ongoing services may include (i) offering to meet with the holder of the A Shares no less than annually to provide overall guidance on the stockholder’s investment in us, including discussing the mechanics of the distribution reinvestment plan, share redemption program or a tender offer, or to answer questions about their customer account statement or valuations, and (ii) discussing with the holder of the A Shares, upon such stockholder’s request, any questions related to the stockholder's investment in us. While we expect that the participating broker-dealer of record for holders of W Shares and I Shares may provide some similar services as those provided to holders of A Shares, they are under no obligation to do so and we will not pay a distribution fee for such services.
An estimated liability for future dealer manager and distribution fees payable to our dealer manager is recognized at the time each share is sold and included in due to affiliates in the condensed consolidated unaudited balance sheets with a corresponding decrease to capital in excess of par value.
Cetera Selected Dealer Agreements
On June 9, 2017, our dealer manager entered into amendments to its selected dealer agreements with certain broker-dealers affiliated with Cetera Financial Group, Inc. (the “Cetera firms”) pursuant to which each of the Cetera firms acts as a selected dealer and offers and sells, on a best efforts basis, shares of our common stock pursuant to our offering.  The terms of the amendments provide that the Cetera firms generally will be paid a selling commission on A Shares sold in the primary offering of up to 3.0% (instead of 3.75%) of the offering price per share for A Shares on the date of purchase.
Other Compensation
Our advisor, directly or through an affiliate, has agreed to fund organizational expenses and expenses incurred in connection with the offering. These offering expenses include expenses incurred by our dealer manager, its employees and any participating broker-dealers which may include, but are not limited to: (i) due diligence expenses (such as expenses related to a review of this offering by one or more independent due diligence reviewers engaged by broker-dealers participating in this offering); (ii) amounts incurred in connection with holding our own educational conferences and attending retail seminars conducted by our participating broker-dealers; and (iii) other marketing and organization costs, including sales incentives. See “Compensation” for a more detailed discussion on the organizational and offering expenses funded by our advisor and reimbursements.
Our advisor and its affiliates may pay, without reimbursement by us, additional amounts in connection with the sale and distribution of our shares, which may include payments to participating broker-dealers. Such payments will be deemed to be “underwriting compensation” by FINRA and will be subject to the 10% of gross offering proceeds limit on underwriting compensation.

We will cease paying underwriting compensation, if at the completion of this offering, in the aggregate, underwriting compensation from all sources, including the dealer manager fee, the distribution fee and other underwriting compensation paid by us and our advisor and its affiliates, equals 10% of the gross proceeds from the primary portion of our offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan).
FINRA Rules Limiting Underwriting Compensation
As required by FINRA rules, total underwriting compensation paid to our dealer manager or participating broker-dealers, which will include commissions, asset-based dealer manager fees and distribution fees and any amounts paid by our sponsor and its affiliates for underwriting services that are not reimbursed by us, will not exceed 10% of the gross proceeds of the primary portion of our offering. Together with our dealer manager we will monitor the total underwriting compensation that we pay, as well as any underwriting compensation paid by our sponsor and its affiliates, and calculate the aggregate underwriting compensation on a monthly basis. We will cease paying any and all underwriting compensation, if at the completion of this offering, the aggregate underwriting compensation paid by us or from any other source equals 10% of the gross offering proceeds (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan).
FINRA rules also limit our total organization and offering expenses (including bona fide due diligence expenses and dealer manager fees) to 15% of our gross offering proceeds. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.
The following table shows the maximum amount of underwriting compensation that may be paid in connection with this offering over our life. The point in time at which the maximum amount of the commissions, dealer manager fee, distribution fee and other underwriting compensation may be paid depends, among other things, on the average length of time for which our shares remain outstanding and the performance of our investments. In the aggregate, underwriting compensation from all sources, including selling commissions, dealer manager fees, stockholder servicing fees and other underwriting compensation, could reach, but will not exceed, 10% of the aggregate amount of gross proceeds received by us from the primary portion of our offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan).
In order to show the maximum amount of compensation that may be paid in connection with this offering, the following table assumes that we sell all of the shares offered by this prospectus, that all shares sold are A Shares, that no shares are reallocated between the primary offering and the distribution reinvestment plan and that all A Shares are sold with the highest possible selling commissions.

Selling commissions (3)	$131,250,000	3.750%
Dealer manager and distribution fee (4)(5)	23,182,855	0.662
Dealer manager fee reallowance to participating broker-dealers (6)	41,666,667	1.190
Distribution fee reallowance to participating broker-dealers (7)	104,166,667	2.976
Dealer manager wholesaling commissions, salaries and expense reimbursement	37,342,598	1.067
Other compensation (8)	8,750,000	0.250
Broker-dealer conference fees, training and education meetings, business entertainment, logoed items and sales incentives	3,397,833	0.098
Due diligence allowance	193,380	0.006
Legal fees allocable to dealer manager	50,000	0.001
Total	$350,000,000	10.00%
____________________________________

(1)
For purposes of calculating the estimated fees and expenses, we assumed that (a) all shares sold in the offering are A Shares, (b) the NAV per Share does not change, (c) no volume discounts are received and (d) the maximum amount of our shares available to be sold under this prospectus are sold ratably over a two year period from the beginning of this offering and those shares remain outstanding for the periods presented.

(2)
The total amount of underwriting compensation paid to our dealer manager and participating broker-dealers from all sources, including selling commissions, the distribution fee and the dealer manager fee and any other fees and expenses paid or reimbursed by us or our sponsor and affiliates in connection with the offering, will not exceed 10% of the gross proceeds of the primary offering.

(3)
We may charge a selling commission on A Shares sold in our primary offering only of up to 3.75% of the offering price per share for A Shares on the date of purchase, which we will pay to our dealer manager. Our dealer manager will reallow a portion of such selling commissions to participating broker-dealers. We will not charge a selling commission on W Shares or I Shares or on shares of any class sold pursuant to our distribution reinvestment plan.

(4)
Represents the estimated amount of the dealer manager fee that will remain for the dealer manager after allocation to certain expenses noted in the table, such as the dealer manager’s wholesaling compensation. The dealer manager fee is paid to our dealer manager and accrues daily in an amount equal to (a) 1/365th of 0.55% of our NAV for W Shares for such day, (b) 1/365th of 0.55% of our NAV for A Shares for such day and (c) 1/365th of 0.25% of our NAV for I Shares for such day.

(5)
Represents the estimated amount of the distribution fee that will remain for the dealer manager after allocation to certain expenses noted in the table, such as the dealer manager’s wholesaling compensation. The distribution fee is paid to our dealer manager and accrues daily for A Shares only in an amount equal to 1/365th of 0.50% of our NAV for A Shares for such day. We will not pay a distribution fee on W Shares or I Shares.

(6)	At our dealer manager’s discretion it may reallow a portion of the dealer manager fee received on W Shares, A Shares and I Shares to participating broker-dealers.

(7)	Our dealer manager may reallow a portion of the distribution fee to participating broker-dealers.

(8)
Our advisor and its affiliates may pay additional amounts, without reimbursement by us, in connection with the sale and distribution of our shares, which may include payments to participating broker-dealers. The amount of such payments that may be made by our advisor and its affiliates, and total underwriting compensation including such amount, will never exceed 10% of the aggregate amount of gross proceeds received by us from our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). Such payments by our advisor and its affiliates to participating broker-dealers may be based on various factors, including the number of shares that were originally sold with the assistance of the participating broker-dealer or the extent of stockholder record keeping services, account maintenance services and other administrative services provided by the participating broker-dealer.

Indemnification Expenses
To the extent permitted by law and our charter, we will indemnify the participating broker-dealers, if any, and our dealer manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. If we are unable to provide this indemnification, we may contribute to payments the indemnified parties may be required to make in respect of those liabilities. Under our charter, indemnification of any person acting as a broker-dealer for us will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits in favor of the indemnitee of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•
a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered as to indemnification for violations of securities laws.

INAV-SUP-6H